Confidential Treatment Requested by Crane Company

Pursuant to 17 C.F.R. § 200.83

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

ONE MANHATTAN WEST

NEW YORK, NY 10001

TEL: (212) 735-3000

FAX: (212) 735-2000

www.skadden.com

October 7, 2022

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CONFIDENTIAL SUBMISSION VIA EDGAR

Office of Manufacturing

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Beverly Singleton

Ernest Greene

Jennifer Angelini

Jay Ingram

Re:	Crane Company

Confidential Submission of Draft Registration Statement on Form 10-12B

Submitted August 30, 2022

CIK No. 0001944013

Ladies and Gentlemen:

Crane Company (the “Company”) hereby provides responses, which are being submitted on a confidential basis, to the comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the comment letter dated September 26, 2022 (the “Comment Letter”) with respect to the above-referenced Draft Registration Statement on Form 10 (the “Registration Statement”) of the Company. In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and simultaneously is confidentially submitting draft Amendment No. 1 to the Registration Statement (“Amendment No. 1”) to the Commission, pursuant to the policy

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

October 7, 2022

announced by the Commission on June 29, 2017, as supplemented on August 17, 2017 and June 24, 2020, for non-public review by the Staff prior to the public filing of the Registration Statement. The Registration Statement relates to the proposed distribution by Crane Holdings, Co. (“Crane Holdings, Co.”) to its stockholders of 100% the outstanding shares of common stock of the Company.

The Company will publicly file the Registration Statement and all non-public draft submissions thereof at least 15 days prior to the requested effective date of the Registration Statement.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below. Capitalized terms used but not defined herein have the meanings given to them in Amendment No. 1. All references to page numbers and captions (unless otherwise stated) correspond to the page numbers and captions in Amendment No. 1.

Draft Registration Statement on Form 10-12B

Exhibit 99.1 – Information Statement

Business Overview, page 3

1.

We note that your disclosure appears to highlight the Crane Business System (“CBS”), for instance by stating that the CBS is leveraged as a driver of productivity, growth, and operating margins, and applied to acquisitions to optimize the portfolio and realize synergies. Please revise to include a concrete description of what constitutes the CBS and to explain how the CBS functions as stated. Provide sufficient information and explanation to enable stockholders to evaluate your disclosure regarding the CBS.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 74-75 of Exhibit 99.1 to Amendment No. 1 to provide additional information regarding the CBS.

Recent Developments, page 12

2.

Please revise your disclosure regarding the Redco sale to resolve apparent inconsistencies with the Form 8-K filed by Crane Holdings, Co. on August 15, 2022, which appears to identify you as the seller (and Crane Holdings as guarantor). Disclose and quantify any ongoing indemnification obligations you have under the Redco sale agreement. Additionally revise your disclosure to clarify whether you are a

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

October 7, 2022

party to the related 364-Day Credit Agreement, or will otherwise be subject to its restrictive provisions following the spin-off.

Response: With respect to the first sentence of this Question 2, the Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 12, 95 and 119 of Exhibit 99.1 to Amendment No. 1 to clarify that Crane Holdings, Co., on behalf of the Company, contributed approximately $550 million in cash to Redco, which was funded by Crane Holdings, Co.’s $400 million 364-day Term Loans issued on August 11, 2022 and cash on hand. The Company has also revised the disclosure on pages 12, 95 and 119 of Exhibit 99.1 to Amendment No. 1 to clarify that the Company is the seller under the Redco Purchase Agreement, that Crane Holdings, Co. is the guarantor for the Company’s indemnification obligations under the Redco Purchase Agreement and that Crane Holdings, Co. will be released as the guarantor of the Company’s indemnification obligations under the Redco Purchase Agreement upon consummation of the spin-off.

With respect to the second sentence of this Question 2, the Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 12, 95 and 119 of Exhibit 99.1 to Amendment No. 1 to discuss the Company’s indemnification obligations under the Redco Purchase Agreement.

With respect to the third sentence of this Question 2, the Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 12, 95-96 and 119-120 of Exhibit 99.1 to Amendment No. 1 to reflect that the Company is not a party to the 364-Day Credit Agreement and will not be subject to its restrictive provisions following the spin-off.

Questions and Answers about the Separation and Distribution, page 20

3.

Please revise your Q&A to discuss the material consequences to stockholders if Crane Holdings waives any conditions and proceeds with the spin-off. We note that the list of closing conditions appears non-exclusive in light of the phrase, “among others.” Please revise to disclose all material conditions and to affirmatively so state. Additionally revise the closing condition regarding effectiveness to refer to automatic effectiveness pursuant to Section 12(d) of the Exchange Act.

Response: With respect to the first sentence of this Question 3, the Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 16, 23 and 55 of Exhibit 99.1 to Amendment No. 1 to discuss the material consequences to stockholders if Crane Holdings, Co. waives any conditions and proceeds with the spin-off.

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

October 7, 2022

With respect to the second and third sentences of this Question 3, the Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 15, 22 and 54 of Exhibit 99.1 to Amendment No. 1 to clearly state that all material conditions to the distribution are listed.

With respect to the fourth sentence of this Question 3, the Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 15, 22 and 54 of Exhibit 99.1 to Amendment No. 1 to revise the closing condition regarding effectiveness to refer to automatic effectiveness pursuant to Section 12(d) of the Exchange Act.

4.

Please revise to address any material changes in stockholder rights between the existing Crane Holdings’ common stock and your common stock. If none, please include an affirmative statement to that effect.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 27 of Exhibit 99.1 to Amendment No. 1 to reflect that stockholder rights between the existing Crane Holdings, Co. common stock and Crane Company common stock will be substantially the same.

Forward-Looking Statements, page 49

5.

Please note that the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995 (PSLRA) applies to issuers that are subject to the reporting requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 at the time the statements are made. Please revise to remove the implication that the statements made in your registration statement are within the protection of the PSLRA or tell us why you believe that the safe harbor is available to you.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 50 of Exhibit 99.1 to Amendment No. 1 to remove the statement regarding the PSLRA.

United States Federal Income Tax Consequences of the Distribution, page 58

6.

We note your disclosure that the distribution is “intended to be” tax free. Please provide disclosure explaining the facts or circumstances resulting in this uncertainty and the degree of uncertainty. We further note that a condition to the distribution is that Crane Holdings receive a tax opinion that the distribution will qualify as a tax-free

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

October 7, 2022

transaction. Disclose whether this condition can be waived and, if so, how you will notify shareholders of the waiver of this condition.

Response: With respect to the first and second sentences of this Question 6, the Company respectfully acknowledges the Staff’s comment and notes that the statement that the distribution is “intended to be” tax-free is not intended to express uncertainty concerning the tax-free qualification of the distribution. Consistent with market practice and given potential changes in both facts and law, the Company respectfully notes that this phrase is commonly used to express the tax treatment intended for a transaction that has not yet occurred.

With respect to the third and fourth sentences of this Question 6, the Company respectively acknowledges the Staff’s comment regarding Crane Holdings, Co.’s ability to waive receipt of the Tax Opinion as a condition to the distribution and has revised the disclosure on pages 16, 25, 42 and 60 of Exhibit 99.1 to Amendment No. 1 to clarify that Crane Holdings, Co. may waive receipt of the Tax Opinion as a condition to the distribution. With respect to the Staff’s comment regarding stockholder notification of such waiver, the Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 55 of Exhibit 99.1 to Amendment No. 1 to clarify that to, the extent any waiver of a condition to the closing of the distribution materially changes the material terms of the spin-off, Crane Holdings, Co. will notify Crane Holdings, Co. stockholders in a manner reasonably calculated to inform them about the modification as may be required by law.

Unaudited Pro Forma Condensed Combined Financial Statements

Note 1: Basis of Presentation, page 67

7.

Please expand the third paragraph to state that the Payment & Merchandising Technologies segment is considered to be a component of Crane Holdings that has operations and cash flows that are clearly distinguished operationally and for financial reporting purposes, from the rest of the entity. Disclose if the disposal represents a strategic shift that has or will have a major effect on the entity’s operations and financial results. Refer to ASC 205-20-45-1B. Also, provide disclosure as to whether the disposition will include any gain or loss and the amount thereof, and where reflected in the statements of operations. Refer to ASC 205-20-45-3C and 205-20-50-1(b). Further, disclose information about any significant continuing involvement with this discontinued operation after the disposal date pursuant to ASC 205-20-50-4A and 4B.

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

October 7, 2022

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 68 of Exhibit 99.1 to Amendment No. 1 to disclose the requested information.

Description of Business, page 71

8.

Please revise your disclosure regarding employees and manufacturing facilities on page 85 to describe how this historic information relates to the registrant (e.g., consistent with Human Capital Resources on page 87), clarify whether the number of U.S. employees is included within the number of worldwide employees, and update the disclosure as of a more recent date. Additionally revise your disclosure regarding properties on page 88.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 87-91 of Exhibit 99.1 to Amendment No. 1 to provide additional clarity regarding such employees and facilities.

Intellectual Property, page 88

9.	Please revise to disclose the duration and effect of patents, trademarks, and licenses held by the registrant, as required by Item 101(c)(1)(iii)(B) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 89-90 of Exhibit 99.1 to Amendment No. 1 to provide additional information regarding the duration and effect of patents, trademarks and licenses held by the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Crane, Liquidity and Capital Resources, page 105

10.

We note disclosure that your capital requirements are expected to be met, in part, with Crane Holdings’ commercial paper program and revolving credit facility. Please revise to clarify the means by which such financing will be available to you and to describe the relevant terms thereof. We further note disclosure on page 107 regarding credit ratings along with the statement, “We believe that these ratings afford us adequate access to the public and private debt markets.” Please revise to disclose whether your credit ratings are expect to change following the spin-off and to clarify the applicability of this statement to you or to Capital Holdings.

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

October 7, 2022

Response: With respect to the first and second sentences of this Question 10, the Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 94 of Exhibit 99.1 to Amendment No. 1 so that all references to “we,” “our,” “us” and “Crane” refer to Crane Holdings, Co. and its consolidated subsidiaries prior to giving effect to the spin-off. The Company has also revised the disclosure on pages 107-108 of Exhibit 99.1 to Amendment No. 1 to clarify that Crane Holdings, Co.’s commercial paper program and revolving credit facility are expected to support the capital requirements of Crane Holdings, Co. and that the Company expects there to be other sources of liquidity available to the Company.

With respect to the third and fourth sentences of this Question 10, the Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 108-110 of Exhibit 99.1 to Amendment No. 1 regarding credit ratings to clarify that such language is related to Crane Holdings, Co. and its subsidiaries prior to giving effect to the spin-off. The Company has also added disclosure on pages 108-110 and 130 of Exhibit 99.1 to Amendment No. 1 noting that it cannot assure investors what its or Crane Holdings, Co.’s credit ratings will be in the future.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Crane Company (Supplemental), page 115

11.

For your segmental results of operations discussion for Aerospace & Electronics, Process Flow Technologies, and Engineered Materials that begin on page 122, we note that you have omitted a discussion of the year 2020 as compared to 2019. Please revise your filing to include this comparative discussion.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 125-129 of Exhibit 99.1 to Amendment No. 1 to include a discussion of the year ended December 31, 2020 compared to the year ended December 31, 2019.

12.

Refer to your Non-GAAP Financial Measures discussion that begin on page 126. In the fourth paragraph, please omit from the narrative and also from the tabular presentation on page 128, the presentation for the years ended December 31, 2018 and 2017, as neither the audited or unaudited financial statements for these years are included in the filing.

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

October 7, 2022

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in Exhibit 99.1 to Amendment No. 1 to omit all discussion and presentation of the non-GAAP financial metrics, Adjusted Operating Profit and Adjusted Operating Profit Margin, and, therefore, the presentation of non-GAAP reconciliations for the years ended December 31, 2021, 2020, 2019, 2018 and 2017, and the discussion thereof, have been removed.

Certain Relationships and Related Party Transactions

Tax Matters Agreement, page 166

13.

Please revise to disclose the expected duration of the limitations you will be subject to as a result of the Tax Matters Agreement. Please quantify the scope of the indemnification obligations to Crane Holdings or otherwise supplement your disclosure to provide stockholders with sufficient information to assess the materiality of these obligations.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 43 and 167-168 of Exhibit 99.1 to Amendment No. 1 to reflect the anticipated terms of the tax matters agreement. In particular, the disclosure has been updated to indicate that (i) neither the Company nor Crane NXT, Co.’s obligations under the tax matters agreement is anticipated to be limited in amount, (ii) the Company and Crane NXT, Co.’s respective rights, responsibilities and obligations under the tax matters agreement are anticipated to survive for the applicable statutes of limitations and (iii) there are not anticipated to be covenants that expressly restrict the Company’s ability to take actions after the distribution, although anticipated indemnity obligations may, nevertheless, discourage certain actions.

The terms of the tax matters agreement have not yet been finalized, and we intend to include additional details regarding the terms of such agreement, when available, in a subsequent amendment to the Registration Statement.

General

14.

Please file material contracts required by Item 601(b)(10) of Regulation S-K as exhibits to your registration statement, including those to be assigned to you or to which you will otherwise succeed following the spin-off. Include, without limitation, the Redco sale agreement and material financing agreements.

Response: The Company respectfully acknowledges the Staff’s comment and has updated the exhibit list in Amendment No. 1. Please note that certain of the exhibits listed are not in final form and will be filed in a subsequent amendment to the Registration Statement, as indicated on such exhibit list. In addition, the Company may identify additional material contracts that will be filed as exhibits to the Registration Statement. In that case,

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

October 7, 2022

such exhibit list will be further updated in subsequent amendments to the Registration Statement. The Company recognizes that all required exhibits must be filed sufficiently in advance of the planned effectiveness of the Registration Statement to afford the Staff adequate time to complete its review.

***

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

October 7, 2022

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (212) 735-2660 or annbeth.stebbins@skadden.com.

Very truly yours,

/s/ Ann Beth Stebbins
Ann Beth Stebbins

cc:	Max H. Mitchell
President and Chief Executive Officer
Crane Company

Richard A. Maue
Senior Vice President and Chief Financial Officer
Crane Company

Anthony M. D’Iorio

Senior Vice President, General Counsel and Secretary

Crane Company